

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 29, 2008

<u>VIA U.S. MAIL AND FAX (212) 975-6910</u>

Mr. Fredric G. Reynolds
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street,
New York, New York 10019

      Re: **CBS Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 28, 2008
               File No. 1-09553

Dear Mr. Reynolds:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director